

Steven Grigoriou
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Prospect Capital Corporation (the "Fund")
        File Numbers 814-00659 & 333-183530

Dear Mr. Grigoriou:

On August 24, 2012, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date requested expedited review consistent with the terms of Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act"). With this filing the Fund may offer from time to time on a delayed basis, pursuant to Rule 415 under the Securities Act, the Fund's common stock, preferred stock, debt securities, subscription rights, warrants, or units. The filing is intended to replace the Fund's current shelf registration statement and, accordingly, it has been submitted pursuant to the requirements of Rule 415(a)(6) under the Securities Act.

Our comments regarding the filing are set forth below.

General

1.   The shelf includes units which are unspecified combinations of other securities. Please add an undertaking to the effect that the Fund will not sell any units until after the Fund has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

Later related disclosure captioned "Description of Our Units" states that: "We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security." Explain to the staff whether, to your knowledge, other funds or entities have offered similar units, whether such other units have been offered off the shelf, whether the units will be offered at below net asset value, whether such offerings will involve a pooling of interests, whether the Fund may be subject to any continuing liability to holders of such units, whether the units will be rated, whether third party securities may include derivatives, commodities or structured products, and the material risks related to the various groupings of underlying securities, including any market or liquidity risks.

Last of all, confirm that the unit agreement governing the units will be filed, clarify whether each unit issuance or unit series issuance will be based on a unique agreement, and that the applicable prospectus supplement will be updated to reflect the circumstances of each unit offering.

2.   Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements regarding the Fund's contemplated offerings.

3.   As disclosed throughout the filing, the Fund may offer from time to time on a delayed basis the Fund's common stock, preferred stock, debt securities, subscription rights, warrants, or units. Either provide draft supplements for the various offerings or add appropriate disclosure to the current filing.

4.   The prospectus discloses in several locations that the Fund may enter into derivative transactions. Please disclose all material derivative investments in the prospectus. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

5.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, disclose the meaning of the following terms used in various places throughout the document: middle market company, mezzanine debt or mezzanine loan, and balance sheet liquidity. Lastly, clarify the industry referred to by the highlighted clause in the following sentence: "From our inception to the fiscal year ended June 30, 2007, we invested primarily in industries related to the industrial/energy economy."

Prospectus Cover

6.   Delete or revise the highlighted clause appearing in the following statement: "Investing in our Securities involves a heightened risk of total loss of investment ~~and is subject to risks~~."

Prospectus

PROSPECTUS SUMMARY
The Offering (Page 3)

7.   The third paragraph discusses the previous instances of shareholder approval of the Fund's authority to sales securities at a price below current net asset value. Please reformat the discussion chronologically or explain why the information is best presented by discussing the

approval out of sequence, i.e., by discussing 2008 after discussing such approvals in 2011 and 2012.

Fees and Expenses (Page 6)

8.   Revise the fee and expense table as follows:

      i)   reformat the fee table consistent with Item 3, Form N-2 requirements,
      ii) clarify whether one or both components of the incentive fee are "pre-incentive fee" calculations, and
      iii) add disclosure indicating that the 2% of gross assets calculation will result in a fee based, at least in part, on assets borrowed for purposes that are unrelated to the Fund's investment activities.

RISK FACTORS
Risks Relating To Our Operation as A Business Development Company
***Securitization of our assets subjects us to various risks.* (Page 26)**

9.   Add the clause as indicated to the following disclosure: "We refer to the term securitize to describe a form of leverage under which a company <u>such as the Fund</u> (sometimes referred to as an "originator" or "sponsor") . . ."

***Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.* (Page 30)**

10.   If the Fund will engage in any currency derivatives in connection with its foreign securities investments, add appropriate strategy and risk disclosure.

***Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.* (Page 35)**

In discussing the Fund's anti-takeover provisions it is said that: "Our Board of Directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock . . ." This disclosure reserves the right to create multiple series and classes. Section 18(f)(2) and Rule 18f-2, which permit multiple classes, only apply to open-end funds. The Fund should revise the disclosure or otherwise confirm that it will not avail itself of the provision without exemptive relief.

BUSINESS
Our Investment Objective and Policies (Page 83)

11.   Add the substance of the disclosure in the first two paragraphs to the summary.

12.   The fourth paragraph indicates that the Fund's 30% bucket may include investments in CLO pools. If appropriate, add disclosure regarding the liquidity of these investments, that such

investments may subject shareholders to duplicative fees, that these securities are rated as or are equivalent to junk bonds and, if accurate, that the Fund may invest in such issuer from emerging market countries.

DESCRIPTION OF OUR DEBT SECURITIES (Page 139)

13.   The prospectus in the third paragraph states that the Fund has filed the form of indenture with the SEC. Advise the staff when the Fund will file a Form T-1.

Part C – Item 34

14.   Add undertakings to this item to the affect that:

a.   the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to §8(c) of the Securities Act prior to any offering by the Fund of its common stock below net asset value, and

b.   the Fund undertakes to file a post-effective amendment containing a prospectus pursuant to §8(c) of the Securities Act prior to any offering by the Fund of rights to subscribe for shares.

       *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Thursday, September 20, 2012